PART I—REGISTRANT INFORMATION
PART II—RULES 12b-25(b) AND (c)
PART III—NARRATIVE
PART IV—OTHER INFORMATION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I—REGISTRANT INFORMATION

Advanced Energy Industries, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1625 Sharp Point Drive

Address of Principal Executive Office (Street and Number)

Fort Collins, Colorado 80525

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III—NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
KPMG LLP, our former independent auditing firm, advised us on March 14, 2006 that they will need to perform additional audit procedures before reissuing their auditors’ report, originally dated February 20, 2004, on our financial statements for the year ended December 31, 2003, to be included in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). Furthermore, KPMG LLP advised that they would be unable to perform such procedures in time for us to file the 2005 Form 10-K by March 16, 2006. KPMG LLP’s auditors’ report was included in our Annual Report on Form 10-K for the year ended December 31, 2004, and KPMG LLP has not advised us to take any action to prevent reliance upon such report. KPMG LLP’s statement outlining the specific reasons they are unable to reissue their auditors’ report on or before March 16, 2006 is attached hereto as Exhibit A, in accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934. We intend to file our 2005 Form 10-K on or before March 31, 2006.

PART IV—OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Mark D. Hartman, Principal Financial and Accounting Officer

(Name)

(970) 221-4670

(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation provided in response to Part IV (3):
We anticipate that our financial statements for 2005 will reflect the following changes in results of operations from 2004:
•	sales in 2005 of $325.5 million, a 14% decrease compared to $380.5 million of sales in 2004;

•	gross margin in 2005 of 36.0% compared to 30.1% in 2004;

•	net income from continuing operations in 2005 of $3.6 million, or $0.10 per diluted-share, compared to net loss from continuing operations in 2004 of $14.7 million, or $0.45 per share; and

•	net income in 2005 of $12.8 million, or $0.34 per diluted share, compared to a net loss of $12.7 million, or $0.39 per share in 2004.
Advanced Energy Industries, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Mark D. Hartman
Mark D. Hartman,
Principal Financial and
Accounting Officer

Exhibit A
March 17, 2006
Advanced Energy Industries, Inc.
Fort Collins, Colorado
Ladies and Gentlemen:
Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Advanced Energy Industries, Inc. on or about March 17, 2006, which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2006. We have read the Company’s statements contained in Part III therein and we agree with the statement that, as of this date, we have been unable to complete audit procedures considered necessary prior to reissuance of our auditors’ report, originally dated February 20, 2004, on Advanced Energy Industries, Inc.’s financial statements for the year ended December 31, 2003, to be included in Advanced Energy Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005.
Very truly yours,
/s/ KPMG LLP